Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 27, 2007

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dice Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-141876)

Ladies and Gentlemen:

On behalf of our client, Dice Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”), together with Exhibits, marked to indicate changes from Amendment No. 4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 22, 2007. As discussed with the Staff of the Securities and Exchange Commission, Amendment No. 5 reflects changes the Company has made to the calculation of pro forma earnings per share to remove the preferred dividend and the impact of the offering from such calculation.

Should you have any questions regarding Amendment No. 5, please feel free to contact the undersigned at (212) 373-3360 or John C. Kennedy at (212) 373-3025.

Very truly yours,

/s/ Brett D. Nadritch

Brett D. Nadritch

cc:	Brian Campbell, Esq.
Dice Holdings, Inc.
Michael Kaplan, Esq.
Davis Polk & Wardwell LLP